SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2005

Durango Corporation

(Translation of registrant’s name into English)

Torre Corporativa Durango, Potasio 150, Ciudad Industrial, Durango, Durango, Mexico 34208
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

EXHIBITS
SIGNATURES

EXHIBITS

     Pursuant to Section 4.01(d) of the Common Agreement, dated as of February 23, 2005, among Corporación Durango, S.A. de C.V. (the “Company”), the Guarantors and Additional Guarantors named therein, the A Lenders named therein, The Bank of New York, as Administrative Agent, Law Debenture Trust Company of New York, as Trustee, Deutsche Bank Trust Company Americas, as Collateral Agent, Deutsche Bank Mexico, S.A., Institución de Banca Multiple, Trust Division, as Collateral Agent, Deutsche Bank Trust Company Americas, as Guarantor Paying Agent, and the Subordinating Creditors named therein, the Company is required to furnish to the U.S. Securities and Exchange Commission the financial statements attached hereto as Exhibit 1 under cover of Form 6-K simultaneously with the filing of the Company’s Form 20-F for the year ended December 31, 2004.

     The following exhibit is furnished with this document:

Exhibit 1.	Partially consolidated financial statements of Corporación Durango, S.A. de C.V. at December 31, 2004 and 2003.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORPORACION DURANGO, S.A. DE C.V.
Date: October 28, 2005	By:	/s/ Mayela Rincón de Velasco
		Name:	Mayela Rincón de Velasco
		Title:	Chief Financial Officer

CORPORACIÓN DURANGO, S. A. DE C. V. AND REPORTING GUARANTOR GROUP

PARTIALLY - CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

Agreed-Upon Procedures Letter

To the Board of Directors and Steering Group “Bondholder’s Committee” of
Corporación Durango, S.A. de C.V.
(“Corporación Durango” or “the Company”):

We have performed the procedures enumerated below, at the request of the management of Corporación Durango, solely to assist you in evaluating the accompanying Partially Consolidated Financial Statements of Corporación Durango (prepared in accordance with the criteria specified therein) for the years ended December 31, 2004 and 2003. Corporación Durango’s management is responsible for the Partially Consolidated Financial Statements of Corporación Durango. This agreed-upon procedures engagement was conducted in accordance with standards established by the Mexican Institute of Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the accompanying Partially Consolidated Financial Statements of Corporación Durango. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We conducted an examination of the consolidated financial statements of Corporación Durango, S.A. de C.V for the year ended December 31, 2004 and expressed an opinion that such financial statements presented fairly, in all material respects, the financial position of the Company, for the period indicated in conformity with Mexican generally accepted accounting principles.

The financial statements of Corporación Durango for the year ended December 31, 2003 were audited by another accounting firm who expressed an opinion that such financial statements presented fairly, in all material respects the financial position of the Company, for the period indicated in conformity with Mexican generally accepted accounting principles (only applicable for 2003).

This report is intended solely for the information and use of the Bondholder’s Committee and management of Corporación Durango, and is not intended to be and should not be used by anyone other than these specified parties.

Javier Monroy, C.P.
July 14, 2005

(1)

Procedures (except 2003)

1) Agreed the individual audited statements used in preparing the Partially Consolidated financial statements to those used in the audited consolidated financial statements of Corporación Durango, S.A. de C.V.

2) Agreed Net Income in the Partially Consolidated financial statements to a schedule provided by the Company which total was then agreed to the consolidated audited financial statements of Corporación Durango, S.A. de C.V.

3) Agreed / reconciled the accounting amounts and note disclosure of the net equity investment amounts to the amounts to the individual non-guarantor audited financial statements.

4) Agreed / reconciled the accounting amounts and note disclosure of the intercompany commercial transactions and intercompany loans and notes to the amounts to the individual audited financial statements.

5) Agreed / reconciled the reconciliation of net income and shareholders’ equity to U.S. GAAP work papers prepared by the Company.

Procedures 2003 (performed to financial statements audited by other accounting firm)

6) Agreed the individual audited statements used in preparing the Partially Consolidated financial statements to those used in the audited consolidated financial statements of Corporación Durango, S.A. de C.V.

7) Agreed Net Income in the Partially Consolidated financial statements to a schedule provided by the Company which total was then agreed to the consolidated audited financial statements of Corporación Durango, S.A. de C.V.

8) Agreed / reconciled the accounting amounts and note disclosure of the net equity investment amounts to the amounts to the individual non-guarantor audited financial statements.

9) Agreed / reconciled the accounting amounts and note disclosure of the intercompany commercial transactions and intercompany loans and notes to the amounts to the individual audited financial statements.

10) Agreed / reconciled the reconciliation of net income and shareholders’ equity to U.S. GAAP work papers prepared by the Company.

(2)

CORPORACIÓN DURANGO, S. A. DE C. V. AND REPORTING GUARANTOR GROUP

PARTIALLY - CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2004 AND 2003
(Notes 1, 2 and 3)
(In thousands of constant Mexican pesos as of December 31, 2004)

	2004	2003
Assets

Current Assets:
Cash and cash equivalents (Note 4)	$759,588	$557,180
Accounts receivable - Net (Note 5)	1,092,331	1,151,893
Short-term related parties (Note 14.b)	45,207	43,777
Inventories - Net (Note 6)	673,262	767,805
Prepaid expenses	1,045	4,812
Current assets of discontinued operations (Note 17)	104,493	88,559

Total current assets	2,675,926	2,614,026

Long-term related parties (Note 14.c)	295,792	144,212

Investment in subsidiaries	4,579,747	4,329,186

Property, plant and equipment - Net (Note 7)	7,299,450	7,475,503

Other assets - Net (Note 8)	237,844	492,340

Non-current assets of discontinued operations (Note 17)	249,296	265,970

Total assets	$15,338,055	$15,321,237

Liabilities

Current Liabilities:
Short-term debt (Note 9)	$42,152	$8,215,598
Current portion of long-term debt (Note 9)	83,034	80,302
Short-term related parties (Note 14.d)	6,460	54,968
Notes payable	36,966	42,234
Accrued interest	1,032	1,436,990
Trade accounts payable	302,585	433,892
Accrued expenses and taxes	482,105	269,936
Employee statutory profit sharing	848	1,800
Current liabilities of discontinued operations (Note 17)	126,912	89,071

Total current liabilities	1,082,094	10,624,791

Long-term Liabilities:
Long-term debt (Note 9)	6,125,809	127,166
Long-term related parties (Note 14.e)	1,509,220	1,441,004
Long-term notes payable	46,842	49,259
Deferred income taxes (Note 16)	1,376,144	1,052,098
Pension plans and seniority premiums (Note 11)	300,477	204,130
Long –term liabilities of discontinued operations (Note 17)	145,341	200,120
Liabilities to be capitalized (Notes 9.c and 20)	3,158,970	—

Total long-term liabilities	12,662,803	3,073,777

Total liabilities	13,744,897	13,698,568

Stockholders ´Equity:
Common stock (Note 12)	4,988,460	4,988,413
Additional paid-in capital	1,459,044	1,459,044
Retained earnings	2,599,015	6,118,130
Net gain (loss) for the period	60,790	(3,519,115)
Loss from holding non-monetary assets	(4,558,746)	(4,399,583)
Cumulative initial effect of deferred income taxes	(3,240,795)	(3,240,795)
Cumulative translation adjustment of foreign subsidiaries	256,894	187,259

Majority stockholders ´equity	1,564,662	1,593,353

Minority stockholders ´equity in consolidated subsidiaries	28,496	29,316

Total stockholders’ equity	1,593,158	1,622,669

Commitments and contingencies (Notes 18 and 19)	—	—

Total liabilities and stockholders’ equity	$15,338,055	$15,321,237

The accompanying notes are an integral part of these partially - consolidated financial statements.

(3)

CORPORACIÓN DURANGO, S. A. DE C. V. AND REPORTING GUARANTOR GROUP

PARTIALLY - CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
(Notes 1, 2 and 3)
(In thousands of constant Mexican pesos as of December 31, 2004)

	2004	2003
Net sales	$4,318,708	$4,152,656

Cost of sales	3,455,255	3,267,800

Gross profit	863,453	884,856

Selling, general and administrative expenses	462,762	477,598

Operating income	400,691	407,258

Other income (expenses) - Net (Note 15)	61,226	(640,847)

Net comprehensive financing cost:
Interest expense	(1,066,897)	(1,137,343)
Interest income	82,648	53,518
Exchange gain (loss)	74,194	(778,868)
Gain on monetary position	469,724	359,937

	(440,331)	(1,502,756)

Income (loss) from continuing operations before income taxes, employee statutory profit sharing and equity in income (loss) of associated companies	21,586	(1,736,345)

Income tax benefit (Note 16)	(399,352)	508,184
Employee statutory profit sharing	—	(1,070)

	(399,352)	507,114

Income (loss) from continuing operations before equity in non-consolidated subsidiaries	(377,766)	(1,229,231)
Equity in the income (loss) of non-consolidated subsidiaries	336,394	(2,203,766)

Loss from continuing operations	(41,372)	(3,432,997)

Discontinued operations - Net (Note 17)	101,989	(93,397)

Consolidated net gain (loss)	$60,617	($3,526,394)

Net income (loss):
Majority interest	$60,790	($3,519,115)
Minority interest	(173)	(7,279)

Consolidated net gain (loss)	$60,617	($3,526,394)

Basic and diluted net (loss) per share of:
Continuing operations	(0.45)	(36.94)
Discontinued operations	1.11	(1.00)

Basic and diluted net gain (loss) per share	0.66	(37.94)

Weighted average of shares outstanding	91,834,192	92,942,916

The accompanying notes are an integral part of these partially - consolidated financial statements.

(4)

CORPORACIÓN DURANGO, S. A. DE C. V. AND REPORTING GUARANTOR GROUP

PARTIALLY - CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
(Notes 1, 2 and 3)

(In thousands of constant Mexican pesos as of December 31, 2004)

							Cumulative	Cumulative	Minority
					Loss from	Additional	initial effect	translation	stockholders
	Common		Additional		holding non	liability	of deferred	adjustment	equity in	Total
	stock	Treasury	paid-in	Retained	monetary	for seniority	income	of foreign	consolidated	stockholder’s
	(Note 12)	stock	capital	earnings	assets	premiums	taxes	subsidiaries	subsidiaries	equity
Balances as of January 1, 2003	$5,110,092	($121,679)	$1,459,044	$6,456,597	($4,813,166)	($154,051)	($3,240,795)	$91,813	$34,900	$4,822,755

Reduction of common stock (Note 12.b)	(121,679)	121,679								—

Transfer of the additional liability seniority premiums (Note 11)				(154,051)		154,051				—

Allowance for doubtful accounts receivable due from shareholders (Note 14.c)				(184,416)						(184,416)

Comprehensive loss				(3,519,115)	413,583			95,446	(5,584)	(3,015,670)

Balances as of December 31, 2003	4,988,413	—	1,459,044	2,599,015	(4,399,583)	—	(3,240,795)	187,259	29,316	1,622,669

Increase in common stock (Note 12.c)	47									47

Comprehensive loss				60,790	(159,163)			69,635	(820)	(29,558)

Balances as of December 31, 2004	$4,988,460	$—	$1,459,044	$2,659,805	($4,558,746)	$—	($3,240,795)	$256,894	$28,496	$1,593,158

The accompanying notes are an integral part of these partially - consolidated financial statements.

(5)

CORPORACIÓN DURANGO, S. A. DE C. V. AND REPORTING GUARANTOR GROUP

PARTIALLY - CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
(Notes 1, 2 and 3)

(In thousands of constant Mexican pesos as of December 31, 2004)

	2004	2003
Operating activities:
Consolidated loss from continuing operations	($41,372)	($3,432,997)
Items applied to income that did not require (provided) resources:
Participation in subsidiaries	(336,394)	2,203,766
Depreciation and amortization	254,007	250,741
Amortization of debt issuance costs and other financing costs	322,762	89,834
Loss on sale of property, plant and equipment	12,933	4,842
Impairment of long-lived assets	—	616,708
Loss on operations of Durango Paper Company	—	331,444
Deferred income tax	391,641	(541,621)
Other	18,688	(235,950)

	622,265	(713,233)
Changes in operating assets and liabilities:
Trade accounts receivable - Net	150,325	129,647
Inventories - Net	94,543	(5,586)
Other current assets	(88,426)	(72,486)
Trade accounts payable	(131,307)	58,001
Accrued interest	—	1,007,559
Accrued expenses and taxes other than income taxes	66,957	76,961
Other - Net	90,484	735,475

Net resources provided by operating activities before discontinued operations	804,841	1,216,338

Assets of discontinued operations	(15,934)	79,405
Liabilities of discontinued operations	37,841	7,211
Discontinued operations, net of items that did not require resources	101,989	(93,397)

	123,896	(6,781)

Net resources generated by operating activities	928,737	1,209,557

Financing activities:
Short-term and long-term debt	23,665	259,874
Payments of long-term debt	(612,040)	(270,444)
Common stock increase	47	—

Net resources used in financing activities	(588,328)	(10,570)

Investing activities:
Acquisition of machinery and equipment	(143,604)	(80,080)
Sale of property, plant and equipment	14,335	88,719
Investment in subsidiaries	—	(790,307)
Other assets	(8,732)	13,004

Net resources used in investing activities	(138,001)	(768,664)

Increase in cash and cash equivalents	202,408	430,323
Balance of cash and cash equivalents at beginning of year	557,180	126,857

Balance of cash and cash equivalents at end of year	$759,588	$557,180

The accompanying notes are an integral part of these partially - consolidated financial statements.

(6)

CORPORACIÓN DURANGO, S. A. DE C. V. AND REPORTING GUARANTOR GROUP

NOTES TO PARTIALLY - CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

(In thousands of constant Mexican pesos as of December 31, 2004)

NOTE 1 - THE ENTITY:

a.	Entity - Corporación Durango, S. A. de C. V. (“CODUSA”) and the Reporting Guarantor Group (the “Company”) are primarily engaged in the manufacturing and selling of packaging (corrugated boxes and multi-wall bags and sacks ), paper (containerboard, newsprint and bond) and other wood products (plywood and particleboard) in Mexico and in the United Stated of America.

b.	In October 2002, the Company sold its investment in Durango Paper Company (“DPC”) to Operadora Omega Internacional, S.A. de C.V. This sale resulted in an aggregate loss in 2002 of $1,587,373, which was recorded within other expenses in the statement of operations. The Company granted certain guarantees for a bank loan and certain letters of credit issued by DPC, amounting to $280,967 (US$25.2 million). During 2003, the creditors called these guarantees and consequently, the statement of operations reflects a charge of $275,792 (US$23.6 million). These liabilities were included in the restructured debt.

NOTE 2 - BASIS OF PRESENTATION:

a.	Debt Restructuring – Since November 2002, the Company was not able to make principal and interest payments on certain of its long-term debt (see note 9.c). As a result, certain of the Company’s long-term debt was reclassified to short-term in 2003. With the debt restructuring agreement executed by the Company in February 2005 (see Note 20), the balances of the restructured debt of the Company have been reclassified, as of December 31, 2004, to short-term and long-term in accordance with the new maturity dates on the restructured debt.

b.	Basis of presentation - These unaudited partially consolidated financial statements have been prepared pursuant to the restructured debt Common Agreement of the Company dated as of February 23, 2005. Such agreement requires the consolidation of certain operating companies that are guarantying the restructured debt.

These unaudited partially consolidated financial statements should be read in connection with the Company’s audited consolidated financial statements for the years ended December 31, 2002, 2003 and 2004.

(7)

The information contained in these partially consolidated financial statements does not contain all of the information and disclosures normally included in financial statements prepared in accordance with Mexican GAAP.

c.	Partial consolidation of financial statements - The partially - consolidated financial statements include the assets, liabilities and income of the parent company and the subsidiaries that are listed above. The ownership percentage in the capital stock of these subsidiaries is shown below. Intercompany balances and transactions have been eliminated in these partially - consolidated financial statements.

Group	Ownership
(or Company)	percentage	Activity
Industrias Centauro, S. A. de C. V.	99%	Manufacturing of paper for corrugated boxes

Compañía Papelera de Atenquique, S. A. de C. V.	98%	Manufacturing of paper for corrugated boxes

Envases y Empaques de México, S. A. de C. V.	100%	Manufacturing of corrugated boxes and multi-wall sacks

Empaques de Cartón Titán, S. A. de C. V.	100%	Manufacturing of corrugated paper packaging and multi-wall sacks

Ponderosa Industrial de México, S. A. de C. V.	100%	Manufacturing of plywood and particleboard

Administración Corporativa de Durango, S. A. de C. V.	100%	Administrative services

d.	Translation of financial statements of foreign subsidiaries - The financial statements of the foreign subsidiaries that are recorded in the participation method and operate independently of CODUSA, the accounting policies of this companies are the same as those of CODUSA, the local currency financial statements are restated to constant currency of the country in which the subsidiaries operate by using the change in the consumer price index of the country. Subsequently, all assets and liabilities are translated at the exchange rate in effect at year end closing. The capital stock is translated at the historical exchange rate and retained earnings at the exchange rate in effect at the balance sheet date on which they arise, and income, costs and expenses at the exchange rate in effect on the date they are recorded.

NOTE 3 - ACCOUNTING POLICIES:

The significant accounting policies followed by the Company are as follows:

a.	Estimates - The preparation of the financial statements require the Company ´s management to make certain estimates and assumptions for valuation purposes and to make certain required disclosures. Although actual results could differ from those estimates, the company ´s

(8)

management believes that the estimates and assumptions used are adequate in the circumstances.

b.	Recognition of the effects of inflation- The partially - consolidated financial statements have been prepared in accordance with Statement B-10 “Recognition of the Effects of Inflation on Financial Information,” issued by the Mexican Institute of Public Accountants (“MIPA”), which provides guidance for the recognition of the effects of inflation.

i.	The Company restates its statement of operations to reflect the purchasing power of the Mexican peso as of the most recent reporting date (December 31, 2004), using a restatement factor derived from the change in the National Consumer Price Index (“NCPI”) from the month in which the transaction occurred to the most recent year- end. The financial statements have been restated to Mexican pesos as of December 31, 2004 purchasing power, using the NCPI as of that date. The financial statements of the previous years have also been restated in terms of the purchasing power of the Mexican peso as of the most recent financial reporting date, thus making them comparable. The restatement is determined by using a restatement factor derived from the change in the NCPI, which for 2004 and 2003 was 1.0519 and 1.0397, respectively. Therefore, these amounts differ from those previously reported.

ii.	Capital stock, additional paid-in capital and accumulated deficit represent the historical cost of these items stated in purchasing power as of the most recent balance sheet date, calculated by applying factors derived from the change in the NCPI.

iii.	The gain or loss on net monetary position represents the inflation gain or loss, measured in terms of the NCPI, on net monthly monetary assets and liabilities for the year, expressed in pesos of purchasing power as of the most recent balance sheet date.

iv.	Comprehensive financing income (cost) consists of interest income and expense, exchange gains or losses, and the gain or loss on the net monetary position.

v.	Statement B-12 “Statement of Changes in Financial Position,” issued by the MIPA, specifies the appropriate presentation of the statement of changes in financial position when the financial statements have been restated in constant monetary units. Statement B-12 identifies the sources and applications of resources as the differences between beginning and ending financial statement balances in constant monetary units. The Statement also requires that monetary and foreign exchange gains and losses not be treated as non-cash items in the determination of resources provided by operations.

c.	Cash equivalents – Cash equivalents consist of highly liquid investments with original maturities of three months or less, and are stated at the lower of acquisition cost, plus accrued yields, or their estimated net realizable value.

(9)

d.	Inventories and cost of sales - Inventories are stated at the lower average cost or net realizable value, which is similar to the most recent purchase price or production cost. Cost of sales is stated at replacement cost at the time of sale.

e.	Spare parts and Materials - Spare parts and materials are used in the production process and are valued at the lower of weighted averaged cost or market. Additionally, they are restated to constant purchasing power using factors derived from the change in the NCPI:.

f.	Property, plant and equipment – Property, plant and equipment are initially recorded at acquisition cost and are restated to constant purchasing power using the NCPI. For fixed assets of non-Mexican, acquisition cost is restated in the constant currency of the country of origin then converted into Mexican pesos at the exchange rate in effect at the balance sheet date. Depreciation is calculated based on units produced in the period in relation to the total estimated production of the assets over their service lives, as follows:

Years
Buildings	25-50
Industrial machinery and equipment	23-40
Transportation equipment	1-5
Computer equipment	1-3
Office furniture and equipment	5-10

These assets are evaluated annually for potential impairment.

Recurring maintenance and repair expenditures are charged to operating expense as incurred. Major overhauls to fixed assets are capitalized and amortized over the period in which benefits are expected to be received.

Comprehensive financing cost incurred during the period of construction and installation of property, plant and equipment is capitalized and restated applying the NCPI.

g.	Impairment of long-lived assets. Through December 31, 2003, the Company evaluates potential impairment losses to long-lived assets by assessing whether the unamortized carrying amount can be recovered over the remaining life of the assets through undiscounted future expected cash flows generated by the assets without interest charges. If the sum of the expected future undiscounted cash flow is less than the carrying amount of the assets, a loss is recognized for the difference between the fair value and carrying value of the assets. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Effective January 1, 2004, the Company adopted Statement C-15 “Impairment in the value of Long-Lived Assets and their Disposal”, issued by the MIPA, which establishes general criteria for the identification and, if applicable, recording of impairment losses or the decrease in

(10)

value of long-lived tangible and intangible assets, including goodwill. The Company performed its annual impairment evaluation of long-lived assets during 2004 and determined no impairment..

h.	Intangible assets - Intangible assets are recorded in the balance sheet, provided they are identifiable, provide future economic benefits and there is control over those benefits. Intangible assets with indefinite useful lives are not amortized Definitive lived. Intangible assets are amortized systematically based on the best estimate of their useful lives determined on the basis of expectations for future economic benefits. The carrying value of intangible assets is subject to an annual impairment evaluation.

i.	Financial instruments – Financial instruments held for trading or available for sale and are valued at fair value (which is similar to market value) with principal and losses recorded in the statement of operations. Fair value is the amount for which a financial asset can be exchanged or a financial liability can be paid in an arms ´-length transaction between interested and willing parties.

j.	Derivative financial instruments - Investments in derivative financial instruments for trading or for hedging purposes are recorded as assets or liabilities at fair value. Realized and unrealized gains or losses on those investments are recorded in statement of operations. In According to Statement C-2 “Financial Instruments”, derivative financial instruments that qualify for hedge accounting are recorded in the balance sheet, on the same basis of the hedged assets or liabilities, and changes in value are recorded in each period in the statement of operations. Derivative financial instruments that do not qualify for hedge accounting are recorded in the balance sheet at their fair value and changes in the fair value are recorded in each period in the statement of operations. At December 31, 2004 and 2003, the Company had no derivative financial instruments.

k.	Pension plans and seniority premiums – Pension plans and seniority premiums to which employees are entitled upon termination of employment after 15 years of service, to which they do not contribute, are recorded as costs for the years in which the respective services are rendered, based on actuarial studies using the projected unit credit method. (See Note 11)

Other compensation based on seniority to which employees are entitled in the event of dismissal or death, in accordance with the Federal Labor Law, are charged to income in the year in which they become payable.

l.	Debt issuance costs - Debt issuance costs, which are included in other assets, are capitalized and restated by applying the NCPI. Amortization is calculated as a proportion between the period the debt is outstanding and the maturity period of the debt. In 2004, the unamortized balance was charged to income for the period, as a result of the exchange of outstanding debt for restructured debt.

(11)

m.	Income tax and employee statutory profit sharing – Income tax is recorded by the comprehensive method of assets and liabilities, which consists of recording deferred tax for all temporary differences between the book and tax values of assets and liabilities. (See Note 16). AT paid is charged in the statement of operation due to uncertainty of its recoverability.

Deferred employees’ statutory profit sharing (“ESPS”) is recorded only for temporary differences between the net book and tax profit for the period applicable to ESPS that can reasonably be presumed to give rise to a future benefit or liability.

n.	Contingencies - Liabilities for contingencies are recorded when it is probable that a liability has been incurred before the date of the balance sheet and the amount can be reasonably estimated.

ñ.	Foreign currency balances and transactions - Foreign currency transactions are recorded at the applicable exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the applicable exchange rate in effect at the balance sheet date. Exchange fluctuations are recorded as a component of net comprehensive financing cost in the consolidated statement of operations, except those amounts capitalized as a component of construction of fixed assets.

o.	Stockholders ´equity - Common stock, legal reserve and retained earnings represent the value of those items in terms of purchasing power at the end of the latest period presented, and are determined applying factors derived from the NCPI to the historical values.

Additional paid-in capital represents the excess of payments for shares subscribed over their par value, and is restated applying NCPI factors.

p.	Loss from holding non monetary assets – Loss from holding non monetary assets represents the initial accrued result on monetary position and the result of holding non-monetary assets pertaining to inventory and fixed assets, as well as the effect of the respective deferred tax, stated in Mexican pesos of purchasing power at the end of the latest period.

q.	Comprehensive loss - Comprehensive loss represents the net loss for the period presented in the consolidated statement of operations, plus the effects of holding non-monetary assets, the profit (loss) from translation of foreign currency, and other items required by specific accounting standards to be reflected in stockholders’ equity, but which do not represent capital contributions, reductions or distributions, and is restated by applying NCPI factors.

r.	Net income (loss) per share – Net income (loss) per common share is calculated by dividing the net income (loss) of majority stockholders for the period by the weighted average number of shares outstanding during the period.

s.	Revenue recognition – Sales are recognized upon delivery of products and the receipt of customer acceptance. Revenues are recognized only when the Company has transferred to the

(12)

buyer the significant risk and rewards of ownership of the goods, and when the amount of revenue and the cost incurred or to be incurred in the transaction can be reliably measured.

t.	Segment information – The provisions contained in Statement B-5, “Financial Information by Segment” are mandatory for public entities listed on the Mexican Stock Exchange (Bolsa Mexicana de Valores). Statement B-5 requires that companies look to their internal organizational structure and internal reporting system for purposes of identifying segments. For all years presented the Company operates in three reporting segments. (See Note 21).

u.	Exchange rate information (unaudited) - In 2004, the average exchange rate between Mexican pesos and U.S. dollars was $11.3091, and the December 31, 2004 period end exchange rate between Mexican pesos and U.S. dollars was $11.1495.

NOTE 4 - CASH AND CASH EQUIVALENTS:

	2004	2003
Cash	$238,169	$188,525
Cash equivalents	521,419	368,655

	$759,588	$557,180

NOTE 5 - ACCOUNTS RECEIVABLE:

	2004	2003
Trade accounts receivable	$1,029,897	$1,070,600
Recoverable taxes	92,193	109,138
Other	47,918	50,719

	1,170,008	1,230,457
Allowance for doubtful accounts	(77,677)	(78,564)

	$1,092,331	$1,151,893

(13)

NOTE 6 - INVENTORIES:

	2004	2003
Finished goods	$90,855	$90,201
Production-in-process	234	446
Raw materials	227,500	244,248
Spare parts and materials	186,737	185,075
Molds and dies	73,620	77,007
Other	8,452	3,958

	587,398	600,935
Allowance for obsolete inventories	(13,032)	(11,710)

	574,366	589,225
Advances to suppliers	26,424	26,706
Merchandise-in-transit	72,472	151,874

	$673,262	$767,805

NOTE 7 - PROPERTY, PLANT AND EQUIPMENT:

	2004	2003
Buildings	$2,185,788	$2,179,026
Industrial machinery and equipment	12,323,202	12,353,804
Transportation, computer, office equipment and furniture	1,002,429	1,045,754

	15,511,419	15,578,584
Accumulated depreciation	(7,774,103)	(7,692,197)
Impairment reserve	(1,151,180)	(1,151,180)

	6,586,136	6,735,207
Land	698,889	705,152
Construction-in-progress	14,425	35,144

	$7,299,450	$7,475,503

Depreciation expense for the years ended December 31, 2004 and 2003 was $229,695 and $227,615, respectively.

(14)

During 2003 the Company reviewed the recoverable value of its long-lived assets in use, based on future cash flows resulting from production and sale operations during the remaining useful life of the fixed assets evaluated, which is from 20 to 35 years after 2003. The effect of that evaluation resulted in an impairment provision of $635,721, recorded in the partially - consolidated statement of operations within other expenses. The deferred income tax effect was a credit to income in the amounts of $203,431.

As of December 31, 2004 and 2003, the Company had temporarily idle assets with a net carrying amount of $10,972 and $97,814, respectively.

The Company’s assets that were acquired through capital lease are as follows:

	2004	2003
Industrial machinery and equipment	$354,287	$372,674
Accumulated depreciation	(57,844)	(46,543)

	$296,443	$326,131

As a result of its financial restructuring which was finalized in February 2005, CODUSA and its subsidiaries granted security interests over their principal fixed assets. In addition, various loans are collateralized with the machinery and equipment.

Unamortized comprehensive financing cost capitalized at December 31, 2004 and 2003 was $53,309 and $72,948, respectively.

(15)

NOTE 8 - OTHER ASSETS:

	Intangible asset	Debt
	of seniority	issuance
2004	premiums	costs	Other	Total
Cost:
Balances as of January 1, 2004	$104,315	$634,007	$89,229	$827,551

Variation - Net	83,591	(1,446)	10,433	92,578

Balance as of December 31, 2004	187,906	632,561	99,662	920,129

Accumulated amortization:
Balance as of January 1, 2004	—	309,799	25,412	335,211

Amortization for the period	—	322,762	24,312	347,074

Balance as of December 31, 2004	—	632,561	49,724	682,285

Net balance as of December 31, 2004	$187,906	$—	$49,938	$237,844

	Intangible asset	Debt
	of seniority	issuance
2003	premiums	costs	Other	Total
Cost:
Balances as of January 1, 2003	$70,736	$648,663	$89,702	$809,101

Variation - Net	33,579	(14,656)	(473)	18,450

Balance as of December 31, 2003	104,315	634,007	89,229	827,551

Accumulated amortization:
Balance as of January 1, 2003	—	222,337	2,286	224,623

Amortization for the period	—	87,462	23,126	110,588

Balance as of December 31, 2003	—	309,799	25,412	335,211

Net balance as of December 31, 2003	$104,315	$324,208	$63,817	$492,340

(16)

In 2004, the Company wrote-off debt issuance cost related to bonds in the amount of$322,762, due to advance maturity of those bonds, and to the issuance of a new restructured debt. In 2003, the charge to income for amortization of debt issuance cost was $87,462.

NOTE 9 - FINANCINGS:

a.	Short-term and long-term debt not capitalized to equity as of December 31, is as follows:

	2004	2003
Short-term debt	$42,152	$8,215,598
Current portion of long-term debt	83,034	80,302
Long-term debt	6,125,809	127,166

	$6,250,995	$8,423,066

b.	Financial restructuring

In November 2002, the Company defaulted on payments of principal and interest under its unsecured indebtedness. In December 2002, the Company retained financial advisors to advice it in evaluating debt-restructuring alternatives to implement a long-term solution to the Company’s capital structure and debt service requirements. The Company also began discussions with its bank creditors and certain holders of its debt securities.

On April 30, 2004, the Company entered into a plan support agreement with certain bank creditors and holders of its notes holding an aggregate of 55% of the outstanding principal amount of its unsecured debt. Under the terms of the plan support agreement, the parties were obligated to pursue and implement a financial restructuring along the lines contained in the agreement in principle with these creditors, including by means of a cash tender offer and certain exchange offers and, under certain circumstances, a prepackaged plan of reorganization under U.S. bankruptcy law. The participating creditors agreed that they would tender their unsecured debt in the offers and vote their unsecured debt in favor of the prepackaged plan of reorganization under U.S. bankruptcy law. The plan support agreement contained certain obligations of the Company and the participating creditors. These obligations were not met by the agreed upon dates and certain participating creditors terminated the plan support agreement on May 17, 2004.

On May 18, 2004, the Company filed a voluntary petition under Mexico’s Business Reorganization Act (Ley de Concursos Mercantiles, or the LCM) with the First Federal District Court in Durango, Mexico, or the Mexican court. On May 20, 2004, the Company’s foreign representative, Gabriel Villegas Salazar, commenced a proceeding under section 304 of the United States Bankruptcy Code with the United States Bankruptcy Court for the Southern District of New York (the “304 Proceeding”) on the Company’s behalf. None of the Company’s subsidiaries filed for concurso mercantil or other bankruptcy protection.

(17)

On May 25, 2004, following the Company’s filing under the Business Reorganization Act (the “concurso proceeding”), the New York Stock Exchange announced that the trading of the Company’s ADSs, 2006 notes and 2008 notes would be suspended immediately. On July 15, 2004, the Company’s ADSs, 2006 notes and 2008 notes were delisted from the New York Stock Exchange.

On August 13, 2004, the Company reached an agreement in principle with creditors collectively holding approximately 68% of its unsecured debt regarding the terms of a proposed plan of reorganization and a proposed new plan support agreement.

On August 25, 2004, the Mexican court declared the Company to be in commercial reorganization under the LCM. On November 17, 2004, the Mexican court certified the list of recognized claims in the Company’s concurso proceeding.

On December 23, 2004, the conciliator (conciliadora) appointed by the Mexican Federal Institute of Commercial Reorganization Specialists (Instituto Federal de Especialistas de Concursos Mercantiles) in the Company’s concurso proceeding submitted its plan of reorganization to the holders of recognized claims and the plan was executed by the Company and the holders of recognized claims representing 65% of the total number of recognized claims.

The plan of reorganization provided that, in exchange for their debt, the Company’s unsecured financial creditors would receive new debt equal to approximately 85% of the outstanding principal amount of the Company’s unsecured debt. In addition to the new debt, the plan of reorganization provided that the unsecured financial creditors would receive shares of the Company’s series B common stock, no par value, or Series B Shares, representing an aggregate of approximately 17% of the Company’s capital stock on a fully diluted basis.

On January 11, 2005, the conciliator submitted the executed plan of reorganization to the Mexican court, and on February 7, 2005, the Mexican court approved the plan of reorganization.

On January 19, 2005, the U.S. bankruptcy court overseeing the Company’s 304 Proceeding entered an order permanently enjoining its creditors from taking action against the Company in respect of their claims that were restructured in the concurso proceeding, as the well as recognizing and giving effect to the Company’s plan of reorganization and the order from the Mexican court confirming the same.

On February 23, 2005, the Company’s plan of reorganization was consummated. As a result:

•	Bank creditors of the Company with claims against it in the aggregate amount of $1,611,298 (US$136.6 million) received 2,392,957 of the Company’s Series B Shares, representing 2.16% of the Company’s issued and outstanding capital stock, and the principal amount of the debt outstanding with respect to these claims was amended and restated under the Restructured Credit Agreement. Under the Restructured Credit Agreement, notes in an aggregate principal amount of $1,294,579 (US$116.1 million) were issued to the holders of these claims. These notes bear interest at a rate of LIBOR plus 2.75% per annum, payable quarterly in arrears and the principal amount of these notes will be amortized quarterly until the maturity of these notes on December 30, 2012.

(18)

•	Unsecured creditors of the Company with claims against it in the aggregate amount of $5,689,892 (US$510.3 million) related to the Company’s 12 5/8% Senior Notes due 2003, or 2003 notes, its 13 1/8% Senior Notes due 2006, or 2006 notes, its 13 1/2% Senior Notes due 2008, or 2008 notes, its 13 3/4% Senior Notes due 2009, or 2009 notes, and the note issued under its Euro Commercial Paper Program, or ECP note, received 16,412,961 of the Company’s Series B Shares, representing 14.84% of its issued and outstanding capital stock, and an aggregate principal amount of $4,836,492 (US$433.8 million) of its 2012 notes in respect to these claims. The 2012 notes bear interest at a rate of 7.50% per annum until December 31, 2005, 8.50% per annum from January 1, 2006 through December 31, 2006, and 9.50% per annum thereafter, payable quarterly in arrears, and mature on December 30, 2012.

c.	Total short-term and long-term debt by composition as of December 31, after reclassifications described in Note 2.a, is as follows:

	2004	2003
Restructured debt
Senior Notes (1)	$4,789,107	$5,973,279
Bank loans (2)	1,247,336	1,555,751
Letters of credit (2)	47,243	58,927
Euro Commercial Paper (1)	47,385	59,102

	$6,131,071	$7,647,059

Non-restructured debt
Notes payable	—	568,538
Financial lease agreements (3)	118,664	204,813
Other long-term debt (4)	1,260	2,656

	$119,924	$776,007

Total debt not capitalized to equity	$6,250,995	$8,423,066

Debt to be capitalized to equity (5)
15% of principal to be capitalized	$1,081,949
Interest to be capitalized	2,077,021

	$3,158,970

Total debt	$9,409,965	$8,423,066

(1)	Senior Notes and Euro Commercial Paper

Senior Notes consist of four issues, maturing in 2003, 2006, 2008 and 2009, as further described below:

(19)

2003 Notes. At December 31, 2004, before recognizing the effects of the Company’s financial restructuring, the Company had outstanding $203,255 (US$18.2 million) aggregate principal amount of its 2003 notes. The 2003 notes matured on August 1, 2003 and were not paid. In addition, the Company did not make interest payments on its 2003 notes following November 29, 2002. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of accrued and unpaid interest of the 2003 notes was $260,554 (US$23.4 million). As part of the Company’s financial restructuring, on February 23, 2005, principal of and accrued and unpaid interest on its 2003 notes was converted into an aggregate principal amount of US$15.5 million of the 2012 notes and 563,348 of the Series B Shares.

2006 Notes. At December 31, 2004, before recognizing the effects of the financial restructuring, the Company had outstanding $3,364,284 (US$301.7 million) aggregate principal amount of its 2006 notes. The Company did not make interest payments on its 2006 notes following November 29, 2002. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of accrued and unpaid interest of the 2006 notes was $4,371,505 (US$392.1 million). As part of the Company’s financial restructuring, on February 23, 2005, the principal of and accrued and unpaid interest on its 2006 notes was converted into an aggregate principal amount of US$256.5 million of its 2012 notes and 9,559,019 of its Series B Shares.

2008 Notes. At December 31, 2004, before recognizing the effects of its financial restructuring, the Company’s had outstanding $115,542 (US$10.4 million) aggregate principal amount of the 2008 notes. The Company did not make interest payments on its 2008 notes following November 29, 2002. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of accrued and unpaid interest of the 2008 notes was $151,218 (US$13.6 million). As part of its financial restructuring, on February 23, 2005, the principal of and accrued and unpaid interest on its 2008 notes was converted into an aggregate principal amount of US$8.8 million of its 2012 notes and 334,333 of its Series B Shares.

2009 Notes. At December 31, 2004, before recognizing the effects of its financial restructuring, the Company had outstanding $1,951,163 (US$175 million) aggregate principal amount of its 2009 notes. The Company did not make interest payments on the 2009 notes. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of accrued and unpaid interest of the 2009 notes was $2,631,773 (US$236 million). As part of its financial restructuring, on February 23, 2005, the principal of and accrued and unpaid interest on its 2009 notes was converted into an aggregate principal amount of US$148.8 million of its 2012 notes and 5,899,859 of its Series B Shares.

Euro Commercial Paper. At December 31, 2004, before recognizing the effects of the financial restructuring, the Company had one series of notes outstanding under the Euro Commercial Paper Program in an aggregate amount of $55,748 (US$5.0 million). As part of the financial restructuring, on February 23, 2005, the principal of and accrued and unpaid interest on these notes was converted into an aggregate principal amount of US$4.3 million of the 2012 notes and 56,402 of the Series B Shares.

The Senior Notes and the Euro Commercial Paper were restructured in connection with the Concurso Mercantil process and the aggregate principal amounts of these instruments were

(20)

exchanged for Notes due 2012 with an aggregate principal amount of $4,836,492 (US$433.8 million), which bear quarterly interest at the rates of 7.50% in 2005, 8.50% in 2006 and 2007 and 9.50% in subsequent years.

(2) Bank loans and letters of credit

Banamex Loan. The Company borrowed an aggregate principal amount of $1,048,053 (US$94 million) from Banamex under a loan agreement. This loan was payable in 10 quarterly installments beginning in June 2002 and bore interest at a rate of LIBOR + 2.8% payable quarterly. This loan matured in September 2004 and was not paid. At December 31, 2004, before recognizing the effects of its financial restructuring, the outstanding principal amount under this loan was $839,955 (US$75.3 million). The Company did not make principal or interest payments under this loan following November 29, 2002. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of accrued and unpaid interest under this loan was $201,757 (US$18.1 million). As part of its financial restructuring, on February 23, 2005, the Company issued 318,455 of the Series B Shares to Banamex, and a note in the aggregate principal amount of US$64 million was issued under the Restructured Credit Agreement with respect to the remaining principal of and accrued and unpaid interest on this loan.

Banamex Note. The Company borrowed an aggregate principal amount of $81,391 (US$7.3 million) from Banamex under a promissory note. This promissory note bore interest at a rate of 5.2% per annum payable semi-annually. This promissory note matured in December 2002 and was not paid. At December 31, 2004, before recognizing the effects of its financial restructuring, the outstanding principal amount under this promissory note was $56,862 (US$5.1 million). The Company did not make principal or interest payments under this promissory note following November 29, 2002. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of due and unpaid interest under this promissory note was $16,534 (US$1.5 million). As part of its financial restructuring, on February 23, 2005, the Company issued 99,856 of the Series B Shares to Banamex, and a note in the aggregate principal amount of US$4.3 million was issued under the Restructured Credit Agreement with respect to the remaining principal of and accrued and unpaid interest on this note.

California Commerce Bank Loans. The Company borrowed an aggregate principal amount of $297,469 (US$26.7 million) from California Commerce Bank under two loan agreements. The first California Commerce Bank loan agreement in the principal amount of $130,226 (US$11.7 million) bore interest at a rate of LIBOR + 2.75%. The first California Commerce Bank loan agreement matured in January 2003 and was not paid. The second California Commerce Bank loan agreement in the amount of $167,243 (US$15 million) bore interest at a rate of LIBOR + 3.25%. The second California Commerce Bank loan agreement matured in May 2004 and was not paid. The Company did not make principal or interest payments under the California Commerce Bank loan agreements following November 29, 2002. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of due and unpaid principal under the California Commerce Bank loan agreements was $269,595 (US$24.2 million) and the aggregate amount of due and unpaid interest under the California

(21)

Commerce Bank loan agreements was $36,321 (US$3.3 million). As part of its financial restructuring, on February 23, 2005, the Company issued 199,872 of the Series B Shares to California Commerce Bank, and a note in the aggregate principal amount of US$20.6 million was issued under the Restructured Credit Agreement with respect to the remaining principal of and accrued and unpaid interest on the California Commerce Bank loan agreements.

JPMorgan Chase Loan. The Company borrowed an aggregate principal amount of $557,475 (US$50 million) from JPMorgan Chase Bank (f/k/a Chase Manhattan Bank) under a loan agreement. The JPMorgan Chase loan agreement was payable in five semiannual installments beginning in December 2000 and bore interest at a rate of LIBOR + 1.5% payable quarterly. This loan matured in December 2002 and was not paid. The Company did not make principal or interest payments under this loan following November 29, 2002. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of due and unpaid principal under this loan was $111,495 (US$10 million) and the aggregate amount of due and unpaid interest under this loan was $6,843 (US$0.6 million). As part of its financial restructuring, on February 23, 2005, the Company issued 163,890 of the Series B Shares to creditors under this loan agreement and a note in the aggregate principal amount of US$8.5 million was issued under the Restructured Credit Agreement with respect to the remaining principal of and accrued and unpaid interest on this loan.

Bank of America, N.A. Loan. The Company’s former subsidiary, Durango Georgia Receivables Company, borrowed an aggregate principal amount of $245,289 (US$22 million) from Bank of America, N.A. under a loan agreement. This loan was payable in five monthly installments beginning in August 2002, and bore interest at a rate of LIBOR + 3.0%. The Company guaranteed this loan. Durango Georgia Receivables Company filed for protection from its creditors under chapter 11 of the U.S. bankruptcy code in November 2002. Bank of America, N.A. called the Company’s guarantee in February 2003. As a result, the obligations under this loan were recorded as indebtedness of the Company in these financial statements. The Company did not make principal or interest payments under this guarantee. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of due and unpaid principal under this loan was $189,541 (US$17.0 million) and the aggregate amount of due and unpaid interest under this loan was $20,848 (US$1.9 million). As part of its financial restructuring, on February 23, 2005, the Company issued 292,019 of its Series B Shares to the creditor under this loan agreement, and a note in the aggregate principal amount of US$14.5 million was issued under the Restructured Credit Agreement with respect to the remaining principal of and accrued and unpaid interest on its guarantee obligations.

First JPMorgan Letter of Credit. JPMorgan Chase Bank (f/k/a Chase Manhattan Bank) issued a letter of credit to SunTrust Leasing Corporation in the aggregate principal amount of $29,164 (US$2.6 million) for the benefit of the Company’s former subsidiary, Durango Georgia Paper Company. This letter of credit was drawn on April 19, 2000. The Company guaranteed Durango Georgia Paper Company’s reimbursement obligation under this letter of credit. Durango Georgia Paper Company filed for protection from its creditors under chapter 11 of the U.S. bankruptcy code in November 2002. JPMorgan Chase Bank called the Company’s guarantee on January 15, 2003. As a result, the reimbursement obligation under the letter of credit was recorded as indebtedness of the Company in these financial statements. The Company did not make principal or interest payments under this reimbursement obligation. Under the

(22)

terms of the reimbursement agreement, past due obligations under the reimbursement agreement bore interest at a rate of 7.25% per annum. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of due and unpaid principal under this reimbursement obligation was $29,164 (US$2.6 million) and the aggregate amount of due and unpaid interest under this reimbursement obligation was $3,774 (US$0.3 million). As part of its financial restructuring, on February 23, 2005, the Company issued 53,910 of the Series B Shares to JPMorgan Chase Bank, and a note in the aggregate principal amount of US$2.2 million was issued under the Restructured Credit Agreement with respect to the remaining principal of and accrued and unpaid interest on the Company’s guarantee obligations.

Second JPMorgan Letter of Credit. JPMorgan Chase Bank (f/k/a Chase Manhattan Bank) issued a letter of credit to Pitney Bowes Credit Corporation in the aggregate principal amount of $34,563 (US$3.1 million) for the benefit of the Company’s former subsidiary, Durango Georgia Paper Company. This letter of credit was drawn on April 19, 2000. The Company guaranteed Durango Georgia Paper Company’s reimbursement obligation under this letter of credit. Durango Georgia Paper Company filed for protection from its creditors under chapter 11 of the U.S. bankruptcy code in November 2002. JPMorgan Chase Bank called the Company’s guarantee on January 15, 2003. As a result, the reimbursement obligation under this letter of credit was recorded as indebtedness of the Company in these financial statements. Under the terms of the reimbursement agreement, past due obligations under the reimbursement agreement bore interest at a rate of 7.25% per annum. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of due and unpaid principal under this reimbursement obligation was $26,419 (US$2.4 million) and the aggregate amount of due and unpaid interest under this reimbursement obligation was $3,261 (US$0.3 million). As part of its financial restructuring, on February 23, 2005, the Company issued 46,001 of the Series B Shares to JPMorgan Chase Bank, and a note in the aggregate principal amount of US$2.0 million was issued under the Restructured Credit Agreement with respect to the remaining principal of and accrued and unpaid interest on the Company’s guarantee obligations.

(3) Financial leasing

Arrendadora Bank of America, N.A. Leases. The Company has entered into financial lease agreements with Arrendadora Bank of America, N.A. for the acquisition of certain machinery. The Company issued promissory notes in respect of the future minimum lease payments under these financial lease agreements in an aggregate principal amount of $192,886 (US$17.3 million) with maturities between February 2005 and August 2005. The promissory notes bear interest at rates ranging from LIBOR + 3.0% to LIBOR + 3.5% payable quarterly and are secured by a pledge of the leased machinery. The Company have sub-leased the machinery to certain of the Company’s subsidiaries. As of December 31, 2004, the aggregate principal amount outstanding under these promissory notes was $42,152 (US$3.8 million).

     GE Capital Leasing Leases. The Company’s subsidiary, Empaques de Cartón Titán, S. A. de C. V. (“Titán”), has entered into financial lease agreements with GE Capital Leasing for the acquisition of machinery. Titán issued two promissory notes in respect of the future minimum lease payments under these financial lease agreements in an aggregate principal amount of $111,495 (US$10 million) which are payable in 28 quarterly installments with the final payments

(23)

due in October 2008 and April 2009, respectively. The promissory notes bear interest at a rate of LIBOR + 3.25%. The promissory notes are secured by a pledge of the leased machinery and are guaranteed by CODUSA. As of December 31, 2004, the aggregate principal amount outstanding under these promissory notes was $76,512 (US$6.9 million).

(4) Other long-term debt

Commerzbank Loan. The Company’s subsidiary, Ponderosa Industrial de México, S. A. de C. V. (“Ponderosa”), borrowed an aggregate principal amount of $161,530 (€10.7 million) from AKA Ausfuhrkredit-Gesellschaft m.b.H. or Commerzbank, under a loan agreement. This loan is payable in 15 semi-annual installments beginning in January 2003 and bears interest at a rate of EUROLIBOR + 1.15%. The obligations of Ponderosa under this loan agreement are secured by the certain equipment of Ponderosa acquired with the proceeds of this loan. In addition, the obligations are guaranteed by CODUSA. As of December 31, 2004, the aggregate principal amount outstanding under this loan was $116,915 (€7.9 million).

NAFIN Loan. The Company’s subsidiary, Compañía Papelera de Atenquique, S. A. de C. V. (“Atenquique”), borrowed an aggregate principal amount of $8,920 (US$0.8 million) from Nacional Financiera, S.N.C., or NAFIN, under a loan agreement. This loan is payable in 96 quarterly installments beginning in August 1981 and bears interest at a rate of LIBOR+ 0.8125%. This loan is secured by a first priority security interest in certain equipment and fixtures of Atenquique. As of December 31, 2004, the aggregate principal amount outstanding under this loan agreement was $1,260 (US$0.1 million). On May 13, 2005, the Company prepaid the balance of this loan without penalty.

(5) The reduction in the carrying value of debt the amounting to $1,081,949 (15% of principal amount capitalized) plus accrued interest capitalized of $2,077,021 which combined totaled $3,158,970; will be exchanged for an aggregate of 17% of the Company’s capital stock.

In connection with the restructuring process, the Company incurred legal, consulting, financial advisory, and other expenses amounting to $144,624 in 2004 ($287,048 in 2003), which were recorded within other expenses.

d.	As of December 31, 2004, long-term debt maturities are as follows:

Year ended December 31,
2006	$173,696
2007	173,066
2008	173,066
2009	161,142
2010	155,379
2011 and thereafter	5,289,460

$6,125,809

e.	At December 31, 2004, the minimum rental commitments under capital leases are as follows:

(24)

Total minimum lease obligations	$120,863
Unearned interest	(2,199)

Present value of lease obligations	118,664
Current portion of lease obligations	62,039

Long-term portion of lease obligations	$56,625

Capital lease obligations, which include a purchase option at the end of the lease term, are payable as follows:

Year ended December 31,
2005	$62,039
2006	17,687
2007	17,687
2008	17,687
2009	3,564

$118,664

NOTE 10 - FINANCIAL INSTRUMENTS:

a.	Financial instruments - The estimated fair value amounts of the Company’s financial instruments have been determined by the Company using available market information or other appropriate valuation methodologies which require considerable judgment in developing and interpreting the estimates of fair value.

The carrying amount of the Company’s cash equivalents, accounts receivable, accounts payable and current notes payable approximate fair value because they have relatively short-term maturities and bear interest at variable rates, as appropriate.

The long term debt consists of debt instruments that bear interest at fixed or variable rates.

As of December 31, 2004, the fair value of the Company’s long-term debt was determined on the basis of CODUSA’s agreement of “Concurso Mercantil” which was then being negotiated and formalized with CODUSA’s unsecured creditors.

b.	Concentration of credit risk - The financial instruments that are subject to a concentration of credit risk are principally cash and cash equivalents and trade accounts receivable. The Company deposits and invests its excess cash in recognized financial institutions. The concentration of the credit risk with respect to accounts receivable is limited due to the large number of customers comprising the Company’s customer base and their dispersion across

(25)

different locations in Mexico and the U.S. There were no customers to whom sales exceeded 10% of consolidated net sales for any of the periods presented.

NOTE 11 – PENSION PLANS AND SENIORITY PREMIUMS AND POSTRETIREMENT OBLIGATIONS:

Pension Plans and Seniority Premiums

México - The Company maintains a pension plan for certain employees. In addition, in accordance with the Mexican Labor Law, the Company provides seniority premium benefits to employees under certain circumstances. These benefits consist of a lump sum payment of 12 days’ wages for each year worked, calculated using the most recent salary, not to exceed twice the legal minimum wage established by law. The pension plans and seniority premiums are unfunded.

The present values of these obligations at December 31, are as follows:

	2004	2003
Accumulated benefit obligation	$199,403	$204,130

Projected benefit obligation	$229,556	$232,564
Unrecognized items:
Variances for assumptions and adjustments based on experience	2,307	7,308
Transition amount	(122,616)	(140,057)

Net projected liability	109,247	99,815
Additional minimum liability	90,156	104,315

	$199,403	$204,130

Intangible asset	$90,156	$104,315

The real rates (net of inflation) used in the actuarial calculations for the years ended December 31, were as follows:

	2004	2003
Discount rate	5%	5%
Salary increases	2%	2%

The amortization periods for the unamortized items are as follows:

(26)

	Remaining Years
	2004	2003
Transition asset	17	18
Variances in assumptions and adjustments based on experience	17	18

In connection with the reorganization of the Company’s operations, certain administrative and operating personnel were terminated during 2003 and as a result, payments incurred totaling $62,338, were recognized and included within other expenses.

As of December 31, 2004 and 2003, the Company did not have any defined benefits plans; therefore, during 2003 the additional liability related to seniority premiums, which was presented separately at stockholders’ equity, was transferred to retained earnings in the amount of $154,051.

Postretirement obligations

Since 2004, the Company started granting to its employees, postretirement benefits. Therefore, the Company recognizes since 2004, those labor liabilities for postretirement obligations.

The present values of these obligations at December 31, 2004 are as follows:

Accumulated postretirement benefit obligation	$101,074

Postretirement other benefit obligation	$100,672
Unrecognized prior service cost to be Amortized in 17 years	(102,832)

Net projected liability	(2,160)
Additional minimum liability	103,234

$101,074

Intangible asset	$97,750

Other comprehensive income	$5,473

Total labor obligations presented in balance sheet are as follows:

	2004	2003
Seniority premiums and pensions	$199,403	$204,130

Postretirement obligations	101,074	—

	$300,477	$204,130

(27)

Total intangible asset - labor obligations are as follow:

	2004	2003
Seniority premiums and pensions	$90,156	$104,315

Postretirement obligations	97,750	—

	$187,906	$104,315

Net period cost for the years ended December 31, is as follows:

	2004	2003
Service cost	$6,774	$6,398
Amortization of transition asset, variances for assumptions and adjustments based on experience	16,574	8,511
Financial cost	14,157	9,105

	$37,505	$24,014

NOTE 12 - STOCKHOLDERS’ EQUITY:

a.	Common stock shares at par value as of December 31 are comprised as follows:

	2004
			Inflation
	Number of	Par	restatement
	shares	value	effect	Total
Fixed capital
Series A	46,613,171	$699,760	$1,832,188	$2,531,948

Variable capital
Series A	45,222,022	678,873	1,777,639	2,456,512

Total shares	91,835,193	$1,378,633	$3,609,827	$4,988,460

(28)

	2003
			Inflation
	Number of	Par	restatement
	shares	value	effect	Total
Fixed capital
Series A	46,610,100	$699,713	$1,832,188	$2,531,901

Variable capital
Series A	45,222,022	678,873	1,777,639	2,456,512

Total shares	91,832,122	$1,378,586	$3,609,827	$4,988,413

Common stock consists of common nominative Series A shares without par value. The variable portion of capital stock cannot exceed ten times the aggregate amount of the fixed minimum portion without right to withdraw.

b.	On June 30, 2003, Board of Directors approved the conversion of 2,240,000 treasury shares; consequently, variable capital was reduced by $121,679 ($33,627 at par value). On April 30, 2004 Board of Directors cancelled the conversion of the 2,240,000 treasury shares and increased the fixed share capital by $282,360 and authorized the issuance of 18,808,989 treasury shares.

c.	On May 17, 2004, Board of Directors approved the contribution of $47 to its fixed share capital and the sale of 3,071 treasury shares.

d.	As of December 31, 2004, the Company had unsubscribed fixed share capital of $282,313 represented by 18,805,918 treasury shares.

e.	Retained earnings include the statutory legal reserve. The Mexican General Corporate Law requires that at least 5% of net income of the year be transferred to the legal reserve until the reserve equals 20% of capital stock at par value (historical pesos). The legal reserve may be capitalized but may not be distributed unless the entity is dissolved. The legal reserve must be replenished if it is reduced for any reason. At December 31, 2004 and 2003, the legal reserve, in historical pesos, was $251,267.

f.	Stockholders’ equity, except restated paid-in capital and tax retained earnings, will be subject to a tax at the rate in effect when a dividend is distributed. In 2004, the rate was 33% (34% in 2003) and will be reduced by one percentage point each year until reaching 28% in 2007. Any tax paid on such distribution, may be credited against pre-paid taxes and the income tax payable of the year in which the tax on the dividend is paid and the two fiscal years following such payment.

(29)

NOTE 13 - FOREIGN CURRENCY BALANCES AND TRANSACTIONS:

a.	At December 31, the foreign currency monetary position is as follows:

	2004	2003
Thousands of US dollars:
Monetary assets	27,634	22,210
Monetary liabilities	(852,704)	(844,237)

Monetary (liability) position, net	(825,070)	(822,027)

Equivalent in Mexican pesos	$(9,199,118)	$(9,237,282)

Thousands of Euros:
Monetary (liability) position, net	(10,251)	(10,346)

Equivalent in Mexican pesos	$(155,439)	$(146,282)

b.	Non-monetary assets of foreign origin at December 31, 2004 are as follows:

		Balance in
		foreign	Equivalent
		currency	in Mexican
	Currency	(thousands)	pesos
Inventories	US dollar	1,993	$22,223
Industrial machinery and equipment:
United States of America	US dollar	254,700	2,839,773
Brazil	Real	183,374	769,766
Japan	Yen	120,018	13,070
Germany	Euro	32,122	487,071
Canada	Canadian dollar	12,343	114,728
Other		39,935	481,274

c.	Transactions denominated in foreign currency were as follows:

	(In thousands of U.S. dollars)
	2004	2003
Export sales	44,878	42,034
Interest expense	(83,421)	(87,801)
Interest income	68	31
Import purchases	(46,547)	(39,649)
Acquisition of machinery and equipment	(555)	(615)

(30)

d.	The exchange rates in effect at the dates of the consolidated balance sheets and issuance of the consolidated financial statements were as follows:

	December 31
			April 14,
	2004	2003	2005
U.S. dollar	$11.1495	$11.2372	$11.0615
Euros	15.1633	14.1390	14.0708

NOTE 14 - TRANSACTION AND BALANCES WITH RELATED PARTIES:

a.	Transactions with related parties, carried out in the ordinary course of business, were as follows:

	2004	2003
Interest income	$13,509	$26,378
Sale of paper	4,895	12,761
Sale of industrial machinery and equipment and other equipment	—	17,034
Freight expenses	—	44,517
Air transportation services paid	35,053	—
Other income	—	3,359

b.	Short-term accounts receivable from related parties are as follows:

	2004	2003
Administradora Corporativa y Mercantil, S.A. de C.V. (1 and 4)	$196,391	$184,416
Durango Georgia Receivables Company (4)	204,966	204,966
Durango Paper Company (1, 2 and 4)	61,609	61,609
Grupo Pipsamex, S.A. de C.V.	9,547	2,598
Fábricas de Papel Tuxtepec, S.A. de C.V.	9,975	—
Fábrica Mexicana de Papel, S.A. de C.V.	—	12,524
Ectsa International	11,582	11,852
Papeles Formatodo, S.A. de C.V.	1,033	1,779

(31)

	2004	2003
Líneas Aéreas Ejecutivas de Durango, S. A. de C. V. (3)	1,095	14,815
Other	—	209

	496,198	494,768
Allowance for doubtful accounts	(450,991)	(450,991)

	$45,207	$43,777

c.	Long-term accounts receivable from related parties are as follows:

	2004	2003
Fiber Management of Texas	$21,722	$—
Reciclajes Centauro, .S.A. de C.V.	10,263	—
Grupo Pipsamex, S. A. de C. V. (5)	237,415	121,631
Fabrica Mexicana de Papel, S.A. de C.V.	—	22,581
Fábricas de Papel Tuxtepec, S.A. de C.V.	26,392	—

	$295,792	$144,212

(1)	Administradora Corporativa y Mercantil, S.A. de C.V - From time to time, ACM, a company owned and controlled by the Rincón family, borrows funds from the Company to fund principal and interest payments on its indebtedness. The outstanding balance on these loans was Ps (12.0)million at December 31, 2004. These loans bear interest at a rate of 5% per annum and mature on May 17, 2006. In 2004, we accrued interest income in an aggregate amount of Ps 9.4 million on these loans.

(2)	Durango Paper Company - On October 7, 2002, the Company sold its subsidiary, Durango Paper Company, and certain promissory notes to Operadora Omega Internacional, S.A. de C.V., or Operadora Omega. At the time of this transaction, all of the capital stock of Operadora Omega was owned by members of the Rincón family. The sale was made for an aggregate amount of US$100,000.

Prior to this sale, the Company had guaranteed certain obligations of Durango Paper Company’s subsidiaries, specifically the Bank of America, N.A. loan agreement, the JPMorgan letters of credit, in an aggregate principal amount of $281,000 (US$25.2 million). In 2003, the creditors of these obligations called these guarantees. As a result, the Company recorded Ps 275.8 million as due from related parties in 2003 and recorded an allowance for doubtful accounts in the full amount of this obligation.

(3)	Líneas Aéreas Ejecutivas de Durango, S.A. de C.V. - The Company obtains flight services from Líneas Aéreas, a company owned and controlled by the Rincón family. Líneas Aéreas owns two business jets and provides transportation services to the Company’s subsidiaries and

(32)

third parties. For the year ended December 31, 2004, the Company purchased services from Líneas Aéreas for an aggregate amount of Ps 35.1 million.

In 2003, Líneas Aéreas borrowed Ps 14.7 million from the Company. This loan bears interest at a rate of 15% per annum and matures on December 31, 2006. As of December 31, 2004, the outstanding balance of this loan was Ps 1.1 million. In 2004, Líneas Aéreas paid the Company interest in an aggregate amount of Ps 4.1 million.

(4)	During 2003, the Company recorded an allowance for doubtful accounts in connection with the account receivable from ACM. Durango Georgia Receivables Company and Durango Paper Company. Since the Company’s controlling shareholders own ACM the $184,416 charge was recorded in retained earnings.

(5)	Grupo Pipsamex, S.A. de C.V. usually enters into commercial transactions with Industrias Centauno, S.A. de C.V. and Empagues DE Carton titan, S.A. de C.V.. Such commercial transactions are the normal purchaser of raw material that Pipsamex use to produce its sale product.

d.	Short-term accounts payable from related parties are as follows:

	2004	2003
Fábricas de Papel Tuxtepec, S.A. de C. V.	$—	$10,892
Fibras de Durango, S.A. de C.V.	6,460	8,562
Fiber Management of Texas	—	17,571
Durango McKinley Paper Co.	—	8,998
Porteadores de Durango, S.A. de C.V.	—	8,945

	$6,460	$54,968

e.	Long-term accounts payable from related parties are as follows:

	2004	2003
Durango International, Inc. (1 and 2)	$1,136,132	$1,118,355
Fábrica Mexicana de Papel, S.A. de C.V.	82,692	—
Fibras de Durango, S.A. de C.V.	—	104
Durango McKinley Paper Co. (2)	205,512	220,962
Durango Internacional, S.A. de C.V.	50	—
Compañía Norteamericana de Inversiones en Celulosa y Papel, S.A. de C.V.	11,253	—
Porteadores de Durango, S.A. de C.V.	73,581	101,583

	$1,509,220	$1,441,004

(1)	During 2003 Durango International, Inc. sold its investment in Durango McKinley Paper to Codusa in us 70.5 millions.

(2)	As the Company has agreements with related companies, whereby all excess cash received or paid by the Company is included in, or funded by, clearing accounts or international cash pools within Codusa’s centralized cash management system. All of the arrangements were interest-bearing on an annual basis at a rate of 15% for accounts receivables and 8% for accounts payables.

(33)

NOTE 15 - OTHER (EXPENSES) INCOME:

	2004	2003
Loss on sale of property, plant and equipment	($12,933)	($4,842)
Severance payments due to reorganization	—	(62,338)
Restructuring expenses	(144,624)	(287,048)
Write off of debt issuance costs	(322,762)	—
Reserve for fixed assets value	—	(646,879)
Impairment of long-lived assets		616,708

Loss from operations of DPC (1)	—	(331,444)
Gain on repurchase of debt at market value (2)	620,779	—
Other income (expense), net	(79,234)	74,996

	$61,226	($640,847)

(1) This amount includes $275,792 of expenditures for certain guarantees granted by the Company on a bank loan and some letters of credit issued by DPC, which were called by the creditors (see Note 1.b).

(2) On August 5, 2004, HG Estate and St. Marys Railroad Corporation sold certain notes in an aggregate principal amount of $536,269 (US$48.1 million) issued by Durango Paper Company in favor of HG Estate and St. Marys Railroad Corporation, to the indirect partially-owned subsidiary Compañía Norteamericana de Inversiones en Celulosa y Papel, S.A. de C.V., for US$7.5 million ($ 86 million) which the parties agreed was the fair market value of these notes. The Company recorded a gain of $620,779, as a result of the purchase of these notes.

NOTE 16 - INCOME TAX, ASSET TAX AND EMPLOYEES’ STATUTORY PROFIT SHARING:

In accordance with Mexican tax laws, the Company is subject to income tax (“IT”) and asset tax (“AT”). The difference between taxable income for income tax and pre-tax income for accounting purposes is due principally to the inflation adjustments recognized for income tax purposes, translation effects due to the re-measurement into dollars, the difference between book and tax depreciation and amortization, and temporary differences for certain items that are reported in different periods for financial reporting and income tax purposes.

As a result of the amendments to the Income Tax (IT) Law in effect as from November 13, 2004, the IT rate will be reduced to 30%, 29% and 28% in 2005, 2006 and 2007, respectively. Therefore, the effect of those reductions on the IT rate were considered in valuing deferred income taxes arising in 2004, with a resulting decrease in the respective liability of $7,591, thus reducing the net loss by the same amount.

(34)

AT is calculated by applying the 1.8% rate to the net average of the majority of restated assets and certain liabilities, and is payable only to the extent that it exceeds IT payable for the same period. If in any year AT exceeds IT payable, the AT payment for such excess may be reduced by the amount by which IT exceeded AT in the three preceding years and any required payment is creditable against the excess of IT over AT of the following ten years.

The Company incurs consolidated IT and AT with its Mexican subsidiaries in the proportion that the Company owns the voting stock of its subsidiaries at the balance sheet date. Beginning on January 1, 2002, the proportion is calculated based on the average daily equity percentage that the Company owns of its subsidiaries during the year. The tax results of the subsidiaries are consolidated at 60% of such proportion and the tax results of the holding company are also consolidated at 60%. Estimated IT and AT payments of both CODUSA and its subsidiaries are made as if the Company had not opted for tax consolidation.

a.	IT (provision) benefit consists of the following:

	2004	2003
Current	($16,357)	($119,354)
Deferred	(391,641)	541,621
Benefit from tax consolidation	8,646	85,917

	($399,352)	$508,184

b.	At December 31, 2004 and 2003 the main items comprising the deferred IT liability balance are:

(35)

	2004	2003
Deferred IT liability (asset):
Property, plant and equipment	$1,623,388	$1,925,403
Inventories	143,500	255,511
Allowance for doubtful accounts	(23,303)	(115,628)
Accrued expenses	(90,144)	(121,779)
Other assets	33,288	60,689
Other, net	(11,692)	13,059

Deferred IT from temporary differences	1,675,037	2,017,255

Tax loss carryforwards	(817,827)	(1,073,592)
Recoverable AT carryforwards	(89,681)	(48,074)

	767,529	895,589

Valuation allowance for the effect of deferred IT assets and recoverable AT	608,615	156,509

Net long-term deferred IT liability	$1,376,144	$1,052,098

c.	Due to the uncertainty of the recovery and use of recoverable AT and unamortized tax carryforwards to 2003, the Company established a valuation allowance for those amounts if does not expect to recover.

d.	At December 31, 2004 and 2003, the Company has taxable temporary and permanent differences related to deferred ESPS, mainly inventories and property, plant and equipment, for which the deferred ESPS liabilities were not estimated nor recorded because the Company believes that they will not materialize due to the continuity of its operations..

e.	Consolidated unamortized tax losses and AT recoverable for which the deferred IT assets and prepaid IT, respectively, have been partially recognized may be recovered subject to certain conditions. Inflation restated amounts as of December 31, 2004 and expiration dates are:

Year of	Unamortized	Recoverable
expiration	tax losses	AT
2005	$—	$2
2006	1,232	—
2009	18,200	392
2010	—	241
2011	36,436	928
2012	1,357,702	40,136
2013	1,286,902	45,951

(36)

2014	280,286	2,031

	$2,980,758	$89,681

f.	For the years ended December 31, 2004 and 2003, the change in gain loss from holding non monetary assets, as shown in the accompanying statements of changes in stockholders’ equity, is shown net of the effect of the related deferred income tax of $168,629 and $159,188, respectively.

NOTE 17 - DISCONTINUED OPERATIONS:

As a result of the Company’s financial and operating restructuring, the Board of Directors authorized in 2003 the discontinuation and/or sale of certain subsidiaries or significant assets. The related operating results have been shown as discontinued operations in the accompanying financial statements for the years ended on December 31, 2004 and 2003. Discontinued operations are as follows:

a.	On February 27, 2003, the Company sold the assets of its molded pulp division for approximately $629,800 (US$53.7 million), resulting in a gain of $352,354, which is included in the net loss of discontinued operations in the accompanying statements of operations for the year ended December 31, 2003. Additionally, according to the purchase agreement, the Company transferred to the buyer some accounts receivable and trade accounts payable, in order to permit the buyer to continue with production and sale of molded products.

b.	On November 14, 2003, the Company sold its investment in Productora Nacional de Papel, S. A. de C. V. for $342,800 (US$28 million), which gave rise to a $470,689 loss; said amount is included in the net loss of discontinued operations in the accompanying statements of operations for the year ended December 31, 2003.

c.	During 2003, the Company’s management authorized a plan to sell a plant located in Chihuahua, which is primarily engaged in the manufacturing of particleboard. On September 24, 2003, the Company signed a letter of intent with a potential buyer. Based on the negotiations with the potential buyer, the Company reduced the book value of the net assets to be sold by $369,523, which is included in the net loss of discontinued operations in the accompanying consolidated statement of operations for the year ended December 31, 2003. The letter of intent expired on October 25, 2004 with no agreement. Ending 2004, the Company’s board of directors decided to continue negotiations with interested potential buyers of this plant.

The balances and operations of this plant as of December 31, 2004 and 2003 are shown as discontinued operations, as follows:

(37)

	2004	2003
Cash and cash equivalents	$7,329	$3,453
Trade accounts receivable - Net	62,770	59,774
Inventories - Net	33,595	25,030
Prepaid expenses	799	302

Total current assets	104,493	88,559

Property, plant an equipment - Net	249,286	265,960

Other assets - Net	10	10

Total long-term assets	249,296	265,970

Total of assets	$353,789	$354,529

Current portion of long-term debt	$21,326	$31,689
Trade accounts payable	31,644	41,237
Accrued expenses and taxes	73,942	16,145

Total current liabilities	126,912	89,071

Long-term debt	95,968	117,012
Deferred income taxes	48,249	82,361
Pension plans and seniority premiums	1,124	747

Total long-term liabilities	145,341	200,120

Total liabilities	$272,253	$289,191

Net assets of discontinued operations	$81,536	$65,338

(38)

d.	The statement of operations reflects the effects of discontinued operations, which are comprised as follows:

	2004	2003
Net sales	$335,089	$287,701
Cost of sales	280,641	281,003

Gross profit	54,448	6,698
Operating expenses - Net	30,781	31,085

Income (loss) from operations	23,667	(24,387)

Net comprehensive financing income (cost)	44,116	(132,435)
Other income (expenses) - Net	162	(33,756)
Impairment of long-lived assets	—	(375,065)

Income (loss) from discontinued operations	67,945	(565,643)

Revenue from sales of discontinued operations	—	629,802
Cost of sales of assets of discontinued operations	—	277,448

Loss on sales of discontinued operations	—	352,354

IT and ESPS	34,044	119,892

Net income (loss) from discontinued operations	$101,989	($93,397)

Depreciation and amortization	$15,227	$14,493

NOTE 18- COMMITMENTS:

a.	Some of the Mexican subsidiaries lease certain equipment under non-cancelable operating leases. The related rental expenses were $49,963 and $53,168 for the years ended December 31, 2004 and 2003, respectively. As of December 31, 2004, estimated future minimum lease payments were as follows:

Year ended December 31,
2005	$26,789
2006	19,947

(39)

2007	18,947
2008	16,947
2009 and Thereafter	52,108

$134,738

NOTE 19 - CONTINGENCIES:

a.	Subsequent to the sale of Productora Nacional de Papel, S.A. de C.V., as described in Note 18, the Mexican National Water Commission billed the Company $165,296 for alleged differences in the payments of rights for extraction and use of national waters in 2001 and 2000. The Company filed an appeal with the Federal Tax and Administrative Court and is currently awaiting the court’s ruling. The Company’s management believes that there are insufficient grounds for the legal suit and that the court will rule in its favor.

b.	Similarly, subsequent to the sale of Productora Nacional de Papel, S. A. de C. V., the Mexican National Water Commission billed the Company $1,932 in taxes with respect to the fiscal years ended 1998 and 1999 for alleged differences in the payment of rights by the use or advantage of goods of the public domain of the Mexican Republic, such as receiving residual water unloadings. The Company filed an appeal with the Federal Tax and Administrative Court and is currently awaiting the acceptance of this appeal.

c.	As a result of operations with related foreign entities, tax differences could arise if the tax authorities, upon review, consider that the transfer prices and amounts used by the Company are not similar to those which would have been used with or between independent parties in comparable transactions.

d.	The Company has filed a request for an injunction against the Mexican tax authorities claiming the unconstitutionality of certain changes in the federal tax law as approved in the tax amendments which went into effect on November 13, 2004, specifically, regarding the new requirement to deduct cost of sales rather than purchases as had been allowed previously. Although the Company’s management and its legal advisors believe favorable rulings would be issued to the Company, the related impact has not been quantified.

e.	The Company would be obligated to pay severance payments to its employees in case of dismissal under certain circumstances under the Ley Federal del Trabajo (Federal Labor Law). As of December 31, 2004, there are no obligations for such severance payments.

f.	The Company’s Mexican operations are subject to federal, state and local laws and regulations, including the Mexican General Law of Ecological Stabilization and Environment Protection (Ley General del Equilibrio Ecológico y de Protección al Ambiente) and the rules and regulations published under this law. Companies engaged in industrial activities are subject to the regulatory jurisdiction of the Mexican Ministry of the Environment and Natural Resources.

(40)

In 1988, the Company agreed with Mexican environmental regulatory authorities on a compliance plan that the Company proceeded to implement. The Company’s paper mills are in compliance with general standards promulgated by the Mexican regulatory authorities. In 1995, the Company purchased approximately 26% of Planta Ecológica Industrial, S.A. de C.V., a joint venture of industrial water users in Monterrey, Nuevo León. The venture paper mills in Mexico are subject to periodic environmental audits by the Mexican Ministry of the Environmental and Natural Resources. The Company has frequently been recognized for its environmental record and its role in implementing modern forest management techniques. However, there can be no assurance that relevant Mexican authorities will continue to find the Company’s environmental procedures adequate, or that more stringent environmental laws will not be enacted by Mexico in the future. Were enforcements of existing laws to increase, or new environmental laws to be enacted, the Company could incur material compliance costs.

The Company’s U.S. operations are subject to federal, state and local provisions regulating the discharge of materials into the environment and otherwise related to the protection of the environment. Compliance with these provisions, and primarily the Federal Clean Air Act, Clean Water Act, Comprehensive Environment Response, Compensation and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, or CERCLA, and Resources Conservation and Recovery Act, or RCRA, has required the Company to invest substantial funds to modify facilities to assure compliance with applicable environmental regulations.

The Company is committed to protecting the health and welfare of the Company’s employees, the public, and the environment and the Company strive to maintain compliance with all state and federal environmental regulations in a manner that is also cost effective. In any construction of new facilities and the modernization of existing facilities, the Company intends to use modern technology for air and water emissions. These forward-looking programs will minimize the impact that changing regulations have on capital expenditures for environmental compliance.

g.	The Company has initiated an injunction against the Mexican tax authorities regarding the methodology used to determine its employee statutory profit sharing. Management does not believe that any liabilities relating to this injunction are likely to have a material adverse effect on the Company’s consolidated financial condition or results of operations.

NOTE 20 - SUBSEQUENT EVENTS :

a.	As discussed in Note 9c, on February 8, 2005, the Federal District Court of Durango, Mexico, approved a financial restructuring plan through “Concurso Mercantil” process proposed by the Company and supported by a majority of its unsecured creditors. Therefore, at December 31, 2004, the Company recognized the maturities of its unsecured bank debt and debenture liability and classified them as short-term and long-term in accordance with the restructuring agreement.

(41)

On February 23, 2005, the agreements related to the financial restructuring were concluded and signed by the Company and its unsecured creditors.

Additionally, the restructuring agreement established the payment of 15% of the restructured debt through the issuance of 18,805,918 common nominative Series B shares without par value of CODUSA, which were issued on February 28, 2005 and resulted in an increase in common stock of $3,158,970 (US$283.3 million dollars). For disclosure purposes, set forth below are the consolidated condensed balance sheet showing the effect of this capitalization in the respective captions:

	Actual	(unaudited) Proforma
	2004	2004
Current assets	$2,675,926	$2,675,926
Fixed assets	7,299,450	7,299,450
Other assets	5,325,048	5,325,048

Total assets	$15,300,424	$15,300,424

Short-term liabilities	$1,082,094	$1,082,094
Long-term liabilities	12,672,443	9,513,473
Stockholders’ equity	1,545,887	4,704,857

Total liabilities and stockholders’ equity	$15,300,424	$15,300,424

b.	On April 11, 2005, the company entered into agreement to acquire all of the capital stock of Empaques del Norte, S.A. de C.V. for US$5.8 million. The purchase price will be made in installments between April 2005 and May 2006. Payment of the first two installment payment payments has been made. Under the purchase agreement, the seller retains title to these shares until all installment payments have been made. Empaques del Norte, S.A. de C.V. owns a corrugated container plant with an annual production capacity of 25,000 short tons.

c.	On April 18, 2005, the Company purchased substantially all of the capital stock of Líneas Aéreas Ejecutivas de Durango, S.A. de C.V., or Líneas Aéreas, for $100 from certain members of the Rincón family and some of their children. Líneas Aéreas owns two business jets and provides transportation services to the Company’s subsidiaries and third parties.

d.	“Sale of Ponderosa (Unaudited) — On July 15, 2005, our subsidiaries, Ponderosa Industrial de México, S.A. de C.V. and Compañía Forestal de Durango, S.A. de C.V., sold the assets of our Chihuahua particleboard plant for US$30 million. As a result of this sale, the capacity of our other segment was reduced by 200 thousand short tons, we ceased producing particleboard and we no longer have any discontinued operations.”

NOTE 21 - SEGMENT INFORMATION:

The Company has disclosed its operating segments based on its components about which separate financial information is available and which is regularly reviewed by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Reportable

(42)

segments consist of one or more operating segments with similar economic characteristics, distribution systems and regulatory environment. The information provided for segment reporting is based on internal reports used by management.

The following summarizes the aggregation of the Company’s operating segments into reportable segments:

Paper – This segment includes the production and sale of containerboard (linerboard and corrugating medium), uncoated free sheet, kraft paper and coated bleached board. This segment includes the operating results of the Grupo Durango division and the Grupo Pipsamex division in Mexico and Durango Paper Company and Durango McKinley Paper Company’s paper operations in the United States. The Company sold Durango Paper Company in October 2002 and no longer produces kraft paper and coated bleached board.

Packaging – This segment includes the production and sale of corrugated containers, multi-wall sacks and bags and paper tubes. This segment includes the operating results of the packaging division in Mexico. The Company sold its paper tube manufacturing operation to Tubos y Especialidades de México, S.A. de C.V., a related party, in April 2003 for $2.1 million. As a result, the Company no longer produces paper tubes.

Other – This segment includes the production and sale of plywood and particleboard.

a.	Information by operating segments of continuing operations:

	2004
			Other	Total			Total
	Paper	Packaging	segments	segments	Eliminations		consolidated
Sales to external customers	$434,505	$3,777,218	$106,985	$4,318,708	$		$4,318,708
Intersegment sales	2,068,122	250,027	94	2,318,243		(2,318,243)

Total sales	2,502,627	4,027,245	107,079	6,636,951		(2,318,243)	4,318,708

Depreciation and amortization	130,413	116,585	7,009	254,007			254,007
Income (loss) from operations	11,839	388,062	790	400,691			400,691

Total assets	9,011,346	30,766,829	977,108	40,755,283		(25,771,017)	14,984,266

Capital expenditures	76,878	66,583	143	143,604			143,604

Interest income	591,556	1,872,771		2,464,327		(2,381,679)	82,648

Interest expense	(793,601)	(2,609,546)	(4,173)	(3,407,320)		2,340,423	(1,066,897)

Income tax benefit	($225,708)	$732,554	($107,494)	(399,352)			($399,352)

(43)

	2003
			Other	Total			Total
	Paper	Packaging	segments	segments	Eliminations		consolidated
Sales to external customers	$358,459	$3,709,103	$85,094	$4,152,656	$		$4,152,656
Intersegment sales	1,593,972	107,019	40	1,701,031		(1,701,031)

Total sales	1,952,431	3,816,122	85,134	5,853,687		(1,701,031)	4,152,656
Depreciation and amortization	131,187	109,256	10,298	250,741			250,741
Income (loss) from operations	(36,974)	457,863	(13,631)	407,258			407,258

Total assets	8,557,375	27,196,051	882,135	36,635,561		(21,668,853)	14,966,708

Capital expenditures	45,787	33,730	563	80,080			80,080

Interest income	403,921	1,452,720	8,056	1,864,697		(1,811,179)	53,518

Interest expense	(585,733)	(2,355,965)	(519)	(2,942,217)		1,804,874	(1,137,343)

Income tax benefit	$128,467	$308,200	$71,517	508,184			$508,184

b.	General information of continuing operations by product:

Net revenues	2004	2003
Packaging
-Corrugated boxes	$3,441,190	$3,393,767
-Paper sacks	336,028	309,283
-Tubes		6,053

Paper-
-Containerboard	434,505	358,459

Other segments	106,985	85,094

Total consolidated	$4,318,708	$4,152,656

c.	Additional revenue analysis:

Annual revenues from the following client groups to which the Company sells are:

Net income	2004	2003
Packaging -
Food and beverage	$2,454,751	$2,371,703
Agribusiness	458,776	521,546
Aviculture	305,851	256,938
Maquila sector	235,270	279,947

Paper sacks -
Cement	208,673	159,614
Lime and plaster	67,878	55,062

Forest -

(44)

Furniture manufacturers	106,985	85,094
Other	480,524	422,752

Total	$4,318,708	$4,152,656

NOTE 22 - NEW ACCOUNTING PRINCIPLES:

Effective January 1, 2005, the dispositions contained in following Statements issued by the MIPA went into effect:

Statement B-7, “Business Acquisitions”, establishes, among other things, that the purchase method of accounting is the only acceptable method to account for business acquisitions. In addition, it modifies the accounting treatment of the goodwill, ceasing its amortization but subject to annual impairment tests. Statement B-7 also provides specific guidance for the acquisition of the minority interest and transfer of assets or stock amongst entities under common control.

Amendments to the Statement C-2, “Financial Instruments”, which requires that the fair value adjustments for available for sale financial instruments be recognized in equity.

Statement C-10, “Derivative Financial Instruments and Hedging Operations”, provides guidance for recording, valuing and disclosures applicable to all derivative financial instruments. In addition, it will require that the hedge effectiveness of cash flow hedges and of net investment in foreign subsidiaries be assessed and that the effective portion of the gains or losses on hedging instruments be recognized within comprehensive income (loss).

New dispositions of Statement D-3, “Labor Obligations”, which establish rules for the estimating and recording the liabilities related to severance payments due to employees upon dismissal. The Company estimated a severance liability as of January 1, 2005 of $ 4,109 related to this concept.

The Company estimates that the adoption of these new standards will not have a significant impact on its results of operations or financial position.

NOTE 23 - RECONCILIATION BETWEEN MEXICAN AND U.S. GAAP:

The Company’s Reporting Guarantor Group consolidated financial statements are prepared in accordance with Mexican GAAP, which differs in certain significant respects from U.S. GAAP. The Mexican GAAP Reporting Guarantor Group consolidated financial statements include the effects of inflation as provided for under Statement B-10. The application of Statement B-10 represents a comprehensive measure of the effects of price level changes in the Mexican economy, and is considered to result in a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes. Therefore, the following reconciliation to U.S. GAAP does not include the reversal of such inflationary effects. This

(45)

reconciliation should be read together with the reconciliation between Mexican and U.S. GAAP in the consolidated financial statements of the Company.

The principal differences between Mexican GAAP and U.S. GAAP are presented in the following pages with an explanation of certain adjustments that affect the consolidated net income and shareholders’ equity. Reconciling items are presented net of any gain or loss from monetary position.

Reconciliation of consolidated statements of operations:

	Years ended December 31,
	2004	2003
Majority interest net gain (loss) as reported under Mexican GAAP	$60,790	($3,519,115)
Deferred income taxes	236,151	(126,632)
Deferred employee profit sharing	68,313	312,967
Purchase accounting adjustments of depreciation	90,545	47,225
Effect of Bulletin B-10 on non – monetary assets	(17,670)	(20,711)
Debt issuance costs and repurchase of bonds	299,626	46,998
Capitalized financing costs	36,630	13,361
Effect of Bulletin B-15 on prior years	—	(1,005)
Adjustment to loss on sale of subsidiary	—	259,167
Deferred start up, research and development costs	3,702	3,409
Investment in subsidiaries	(45,939)	314,352
Effect of U.S. GAAP adjustments on minority interest	(4)	828

U.S. GAAP net income (loss)	$732,144	($2,669,156)

Reconciliation of consolidated shareholders’ equity:

	Years ended December 31,
	2004	2003
Total shareholders’ equity corresponding to majority interest as reported under Mexican GAAP	$1,564,662	$1,593,353
Deferred income taxes	(620,377)	(266,884)
Deferred employee profit sharing	(685,316)	(676,307)
Purchase accounting adjustments:
Accumulated negative goodwill	(1,043,174)	(1,447,389)
Accumulated depreciation	185,377	371,887
Effect of Statement B-10 on non – monetary assets
Fixed assets	1,483,827	1,275,096
Fixed assets accumulated depreciation	(142,996)	204,637
Debt issuance costs and repurchase of bonds	239,152	(60,473)
Capitalized financing costs	111,618	15,002
Effect of Bulletin B-15 on prior years	—	19,247
Deferred start up, research and development costs	(8,492)	(84,373)
Investment in subsidiaries	(611,780)	(1,184,956)
Effect of U.S. GAAP adjustments on minority interest	—	4

Total U.S. GAAP shareholders’ equity	$472,501	($241,156)

(46)